April 13, 2020

David Morris
Chief Financial Officer
Guardian Pharmacy, LLC
171 17th Street NW
Suite 1400
Atlanta, Georgia 30363

       Re: Guardian Pharmacy, LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 3, 2020
           CIK 0001802255

Dear Mr. Morris:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discuss and Analysis of Financial Condition and Results of Operations, page 46

1.     We note your risk factor disclosure regarding COVID-19 on pages 19 and
20. In light of
       changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-and-long-
       term financial condition. Please refer to CF Disclosure Guidance Topic No. 9 (March 25,
       2020).
Choice of Forum, page 98

2. We note you revised disclosure here and in the risk factor section that the "federal district
 David Morris
Guardian Pharmacy, LLC
April 13, 2020
Page 2
         court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please clearly state whether or not such provision applies to actions arising under the Exchange Act and enhance your risk factor disclosure related to this provision, including but not limited to the enforceability of the provision, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.
       You may contact Keira Nakada at 202 551-3659 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez at 202-551-3792 or Jacqueline Kaufman at 202-551-3797 with any other questions.



FirstName LastNameDavid Morris                                 Sincerely,
Comapany NameGuardian Pharmacy, LLC
                                                               Division of
Corporation Finance
April 13, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName